Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Companies: LogMeIn, Inc.

(Commission File No. 001-34391)

==Citrix Systems, Inv.

(Commission File No. 00-27084)

Date: July 26, 2016

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

The following information was posted on the website of LogMeIn, Inc. on July 26, 2016.

Merger of LogMeIn and Citrix’s GoTo Family of Products to Create A Billion Dollar Industry Leader
Bringing together proven innovators who will continue to deliver best-in-class product offerings to drive long-term value through creating a:
· Leading SaaS company with a diverse product portfolio
· Shared focus on innovation that is enhanced by scale
· Talented team positioned to capture exciting growth opportunities
· Powerful financial profile that drives long-term shareholder value
A leading provider of cloud-based connectivity, has rapidly attracted millions of users and thousands of leading businesses to its popular and disruptive products.
Delivers collaborative communication solutions for small and medium sized businesses; has strong global brand recognition through a family of leading products.
A Billion Dollar Industry Leader
Compelling Leadership in Core Segments
Combine world’s best user experience Collaboration with seamless communications platform to transform the way people collaborate
Identity & Enable simple and secure access for Access people and businesses as they evolve Management to an app and cloud-centric world
Empower companies to reimagine customer engagement and support
Service across all digital channels, devices, and media
Key Benefits for All Stakeholders
Shareholders Customers Employees
Strong combined financial Anticipated acceleration of Offers exciting career profile expected to result product innovation to better development opportunities in accretion across all key serve the needs of millions and participation in industry financial metrics of customers worldwide transformation
STRUCTURE & OWNERSHIP
· Reverse Morris Trust (RMT) transaction with shares to be issued valued at ~$1.8B based on LogMeIn’s closing price as of July 25, 2016
· Expected to be tax-free to Citrix and its shareholders for U.S. federal income tax purposes
· Citrix shareholders: ~50.1% on fully diluted basis
· LogMeIn shareholders: ~49.9% on fully diluted basis
SIGNIFICANT SHAREHOLDER VALUE
· Expected first year post close pro forma revenue of more than $1B
· More than $100M in run rate cost synergies, expected in year two
· Pro Forma Adjusted EBITDA margins of ~35% after realizing year one run rate synergies of $65M
· Pro Forma free cash flow of more than $250M, after realizing year one run rate cost synergies
· Anticipated Pro Forma 35%+ Free Cash Flow Accretion over Standalone LogMeIn (after year one run rate cost synergies)
LEADERSHIP
· Bill Wagner, LogMeIn President & CEO, will lead combined company
· Ed Herdiech, LogMeIn CFO, will be CFO of combined company
· Commitment to retain best talent of both organizations
GOVERNANCE
· 5 current LogMeIn directors, including Michael Simon, Former LogMeIn CEO & Chairman, and Bill Wagner 4 Citrix director appointees: Bob Calderoni, Jesse Cohn, Peter Sacripanti and David Henshall
· Michael Simon will serve as Chairman of combined company
· Operating Committee to oversee synergy realization
TIMING & CLOSING CONDITIONS
· Targeted close during first quarter 2017
· LogMeIn shareholder vote required
· Subject to certain regulatory approvals and other customary closing conditions
FOR MORE INFORMATION VISIT WWW.CITRIX.COM OR WWW.LOGMEIN.COM

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.